Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Predecessor								Successor
	For the year ended December 31,						For the five months ended May 31, 2010		For the seven months ended December 31, 2010		For the six months ended June 30, 2011
	2006		2007		2008	2009
Earnings:
Income (loss) from continuing operations before income taxes	$54.9		$(181.3)		$(1,879.6)	$(1,249.2)	$2,195.4		$71.7		$123.9
Add: fixed charges (per below)	92.6		221.3		235.5	228.0	74.9		8.5		23.7
Add: Amortization of capitalized interest	0.2		0.2		0.5	0.7	0.3		—		—
Less: Interest capitalized	2.5		5.9		3.4	0.7	0.2		0.1		0.2
Less: Net income attributable to noncontrolling interest	—		—		—	—	—		—		0.2

Total earnings (loss) from continuing operations before income taxes	$145.2		$34.3		$(1,647.0)	$(1,021.2)	$2,270.4		$80.1		$147.2

Fixed Charges:
Interest expense	$84.9		$207.0		$229.1	$225.4	$74.0		$7.4		$22.6
Interest capitalized	2.5		5.9		3.4	0.7	0.2		0.1		0.2
Portion of rental expense representative of interest	5.2		8.4		3.0	1.9	0.7		1.0		0.9

Total fixed charges	$92.6		$221.3		$235.5	$228.0	$74.9		$8.5		$23.7

Ratio of Earnings to Fixed Charges	1.6	x		(a)	(a)	(a)	30.3	x	9.4	x	6.2	x

(a)	For the years ended December 31, 2007, 2008 and 2009, earnings were insufficient to cover fixed charges by approximately $187.0, $1,882.5, and $1,249.2, respectively.